RECEIVED

2007 JUN 26 A 5:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

19th June, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

ITC Employee Stock Option Scheme - 2006 : Grant of Options

We write to advise that the Board Compensation Committee at its meeting held on 25th May, 2007 granted Options for the financial year ended 31st March, 2007, as detailed below, to the eligible employees (including Wholetime Directors) of the Company and to the eligible employees of some of its subsidiary companies. Further, the Board of Directors at its meeting held the same day granted Options for the said financial year to the Non-Executive Directors of the Company.

Number of Options granted	:	55,77,343 Options; Each Option represents 10 Ordinary Shares of Re.1/- each.
Number of Ordinary Shares covered under the Options granted	:	5,57,73,430 Ordinary Shares of Re. 1/- each.
Exercise Price	:	Rs. 1661/- per Option, based on the closing market price of the Company's Share of Rs.166.10 on NSE on 24th May, 2007 (the day preceding the date of grant of Options), which is the 'Market Price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
Vesting Period	:	To commence after a period of 1 year from the date of grant of Options and to extend up to 3 years from the date of grant.
Exercise Period	:	To commence from the date of vesting and to expire no later than five years from the respective dates of vesting of Options.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

[redacted]

07024742

dlw 6/26

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END